Exhibit 99.1

TD Bank Financial Group Intends to provide Global-Style Liquidity Back-Up lines to support its existing commitments for bank-sponsored asset backed commercial paper.

     TORONTO, Aug. 22, 2007 - Further to recent announcements by the Canadian banks on the issue of bank-sponsored asset backed commercial paper, TD Bank Financial Group announced today that it intends to convert its current back-up liquidity lines to global-style liquidity facilities.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN $397 billion in assets, as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Media relations: Simon Townsend, (416) 944-7161; Investor relations: Tim Thompson, (416) 982-6346